Better Data, Better Learning™	P.O. Box 8036 Wisconsin Rapids, WI 54495-8036 Phone: (715) 424-3636 Fax: (715)424-4242 www.renlearn.com

July 15, 2009

VIA EDGAR

Ms. Kari Jin, Staff Accountant

Mr. Ryan Houseal, Staff Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Renaissance Learning, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008, Filed March 11, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009, Filed May 7, 2009

File No. 0-22187

Dear Ms. Jin and Mr. Houseal:

The purpose of this letter is to confirm our receipt of your letter (the “Comment Letter”) of July 8, 2009 to Mr. Terrance D. Paul, Chief Executive Officer of Renaissance Learning, Inc. (the “Company”) for the above-mentioned filings.  We are currently working to respond to all of the comments raised in the Comment Letter and will do so on or before August 7, 2009.

If you have any questions regarding our forthcoming response to the Comment Letter or if we may be of any further assistance, please do not hesitate to call me at (715) 424-3636.

Very truly yours,

/s/ Mary T. Minch

Mary T. Minch

Senior Vice President-Finance, Chief Financial Officer and Secretary